[GILMAN + CIOCIA, INC. LETTERHEAD]

January 18, 2006

Via Facsimile
(202) 772-9205

Mr. Larry Spirgel
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Gilman + Ciocia, Inc.
    Comment Letter Dated January 10, 2006

Dear Mr. Spirgel:

This is to confirm per my telephone conversation with Adam Washecka that the due date for Gilman + Ciocia, Inc.'s response to the above referenced letter has been extended to February 8, 2006.

Sincerely,


/s/ Christopher Kelly, Esq.

Christopher Kelly, Esq.
General Counsel

CK:mak

cc: Michael Ryan
    Dennis Conroy
    Carl Vogt
    Arthur Radin
    Laurie Cerveny

February 8, 2006

Via Facsimile
(202) 551-3375

United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Gilman + Ciocia, Inc.
    Comment Letter Dated January 10, 2006

Please find below our response to Question #2 of the staff's letter dated January 10, 2006. In light of our pending 10Q filing deadline we would like to call and discuss this item.


Consolidated Statements of Operations, page 34

2. Explain to us the nature of your Salaries, Brokerage Fees and Licenses, Rent and Depreciation and Amortization line items and tell us your GAAP basis for not including them as part of Cost of Sales. Otherwise, please revise.

      The Staff is supplementally advised that the Company has included as Cost of Sales only its commission expense attributed to the revenues recorded, since commission expense is the single largest direct variable cost attributed to the sales recorded. Generally accepted accounting principles do not define which expenses to include or exclude from Cost of Sales. FASB Concepts Statement No. 3 - Elements of Financial Statements merely explains revenues and expenses. SEC Rule 210.5-03(b)2 discusses "Costs and expenses applicable to sales and revenues", with no clear definition of what is to be included in such cost category. Management of the Company determined that commission expense related to its revenues is the single best tool for determining the Company's profitability, and accordingly included in Cost of Sales commission expense only. The Company previously surveyed other public company filings and found a similar presentations of Cost of Sales.

      Alternatively, a majority of the public company filings of companies in similar industries to the Company followed the [AICPA Broker Dealer format, which not do have a classified statement of operations. This presentation, further supports there is no definitive rule as to which items to include in the Cost of Sales category. [The Company had filed its financial statements with the SEC using such presentation as suggested by the AICPA Broker Dealer guide through March 31, 2004. ]

Sincerely,


/s/ Dennis Conroy

Dennis Conroy
Chief Accounting Officer

                       [GILMAN + CIOCIA, INC. LETTERHEAD]

February 9, 2006

Via Facsimile
(202) 772-9205

Mr. Larry Spirgel
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re: Gilman + Ciocia, Inc.
    Comment Letter Dated January 10, 2006

Dear Mr. Spirgel:

This is to confirm per my telephone conversation with Adam Washecka that the due date for Gilman + Ciocia, Inc.'s response to the above referenced letter has been further extended to February 15, 2006.

Sincerely,


/s/ Dennis Conroy

Dennis Conroy
Chief Accounting Officer

DC:mak

cc: Michael Ryan
    Carl Vogt
    Arthur Radin
    Laurie Cerveny